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SEC FILE NUMBER
8-52482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PULSE TRADING, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 LIBERTY SQUARE, 2ND FLOOR
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE MARTEL, 617.316.5615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 COMPUTER DRIVE, WESTBOROUGH		MA	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTIAN A. DUBOIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PULSE TRADING, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

ARLAN MONTALBINI MY COMM. EXPIRES JAN 26, 20__ COMMONWEALTH OF MASSACHUSETTS NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

Table of Contents



Certified Public Accountants & Business Advisors



1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of **Pulse Trading, Inc.** as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Pulse Trading, Inc.** at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
February 25, 2010

PULSE TRADING, INC.

Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 2,786,884
Deposits with clearing organizations	500,000
Receivable from clearing organizations	256,571
Receivable from non-customers:	
Interest receivable	2,980
Receivable from research brokers	277,208
BlockCross accounts receivable	51,478
Marketable securities owned, at market value	1,492,688
Property and equipment, net	313,027
Other assets:	
Prepaid expenses	632,142
Deferred tax asset	111,436
Deposits	170,187
	$ 6,594,601

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 1,529,205
Accrued expenses and other liabilities	1,648,496
Uncertain tax liability	94,117
Deferred rent	40,905
	3,312,723
Commitments and contingencies (Note 11)	
Stockholders' equity	**3,281,878**
Total liabilities and stockholders' equity	**$ 6,594,601**

See notes to financial statements

PULSE TRADING, INC.

Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 35,981,103
BlockCross execution income	91,700
Licensing income	1,875,000
Interest	31,584
Realized gain	7,655
Private placement income	68,961
Other income	1,026,998
Total revenues	39,083,001
Operating expenses	
Employee compensation and benefits	13,438,680
Floor brokerage, exchange, and clearance	5,055,557
Communications and data processing	3,149,849
Occupancy	884,341
Taxes, other than income taxes	548,986
Third-party research expenses	14,150,278
Legal fees	291,032
Accounting and tax fees	329,101
Professional fees	589,780
Other expenses	1,353,380
Total operating expenses	39,790,984
Loss from operations	**(707,983)**
Other expense	
Interest expense	24,000
Loss before income taxes	(731,983)
Benefit from income taxes	57,052
Net loss	**$ (674,931)**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock					
	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2009	10,809	$ 132	$ 2,177,895	$ 38,774	$ 1,759,600	$ 3,976,401
Net loss	-	-	-	-	(674,931)	(674,931)
Net unrealized loss on marketable securities	-	-	-	(19,592)	-	(19,592)
Comprehensive loss	-	-	-	-	-	(694,523)
Balance at December 31, 2009	**10,809**	**$ 132**	**$ 2,177,895**	**$ 19,182**	**$ 1,084,669**	**$ 3,281,878**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$ 230,000
Increases:	
Subordinated debt agreements	-
Decreases:	
Payment of subordinated debt agreements	230,000
Subordinated borrowings at December 31, 2009	$ -

See notes to financial statements

PULSE TRADING, INC.

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (674,931)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation and amortization	214,257
Deferred income taxes benefit	(98,036)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations	(108,948)
Deposits with clearing organizations	(300,859)
Interest receivable	4,551
Receivable from soft-dollar brokers	(37,676)
BlockCross accounts receivable	(322)
Unbilled receivables	625,000
Prepaid expenses	(300,501)
Deposits	(9,160)
Increase (decrease) in:	
Accounts payable	606,764
Accrued expenses and other liabilities	(1,068,874)
Uncertain tax liability	94,117
Deferred rent	1,193
Net cash used for operating activities	**(1,053,425)**
Cash flows from investing activities	
Purchase of marketable securities	(1,273,299)
Sale of marketable securities	1,044,344
Acquisition of property and equipment	(177,293)
Net cash used for investing activities	**(406,248)**
Cash flows used from financing activities	
Repayments of subordinated borrowings	**(230,000)**
Net decrease in cash and cash equivalents	(1,689,673)
Cash and cash equivalents - beginning	4,476,557
Cash and cash equivalents - ending	**$ 2,786,884**

Continued --

See notes to financial statements

PULSE TRADING, INC.

Statement of Cash Flows (Continued)
For the Year Ended December 31, 2009

Supplemental disclosures of cash flows information	
Cash paid during the year for:	
Interest	$ 24,000
Income taxes	$ 133,000
Summary of non-cash investing transactions	
Unrealized gain on marketable securities	$ (19,592)

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also acts as an agent for the issuer of corporate securities for private placements. The Company's BlockCross division has developed a trading system that enables sizable or high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, trades that occur when clients engage in pre-trade discussions to arrange large-size transactions away from the electronic trading system at prices mutually agreed upon.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards Codification

Effective July 1, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single official source of authoritative, nongovernmental U.S. GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP. The Company's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the notes have been changed to refer to the appropriate ASC topics in certain instances or otherwise omitted.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Securities Transactions

The Company records securities transactions and recognizes related revenues on a settlement date basis. Expenses are recorded on the accrual basis.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Deposits with Clearing Organizations

The balance represents required deposits with clearing organizations.

Receivable from/Payable to Clearing Organizations

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable Securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive income (loss). Securities held at December 31, 2009 represent U.S. Treasury notes. Gains or losses on securities sold are based on the specific identification method.

Fair Value Measurements

ASC 820, *Fair Value Measurements*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance only applies when the fair value measurement of assets and liabilities is required or permitted. Effective January 1, 2008, the Company adopted the disclosure requirements for financial assets and liabilities and effective January 1, 2009, the Company adopted the disclosure requirements for nonfinancial assets and liabilities.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

Third-Party Research Arrangements

A portion of the Company's revenues relates to third-party research arrangements. The Company recognizes a liability to third-party research companies upon recognition of the commission revenue.

Stock-Based Compensation

The Company accounts for stock option awards granted to officers, directors, and employees (collectively, employees) in accordance with GAAP. Under GAAP share-based compensation is measured at the grant date, based upon the fair value of the award, and is recognized as an expense over the employee's requisite service period, which is generally the vesting period of the equity grant.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

The Company periodically grants stock options for a fixed number of shares of common stock to its employees, directors and non-employee contractors, with an exercise price greater than or equal to the fair market value of its common stock at the date of the grant. The Company's share-based compensation arrangements vest either immediately or over three years.

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. There were no stock option grants in 2009.

Income Taxes

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

As of December 31, 2009, the Company has determined that it has not filed in all applicable tax jurisdictions and has recorded a liability of $94,117 related to this uncertain tax position. The Company plans to enter the voluntary disclosure program under which penalties will be abated. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company has $33,821 of accrued interest associated with the unrecognized tax benefit at December 31, 2009, which was also recognized as interest expense during 2009.

3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution.

4. Marketable Securities and Fair Value Measurements

Marketable securities consist of U.S. Treasury notes which are classified as available for sale, summarized as follows:

Fair value	$ 1,492,688
Cost	1,473,506
Unrealized gain	$ 19,182

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. Authoritative guidance establishes a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

Level 1 Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly such as interest rates and yield curves that are observable at commonly quoted intervals; and

Level 3 Prices or valuations that require inputs that are unobservable.

Continued --

4. Marketable Securities and Fair Value Measurements (Continued)

Fair Value Measurements (Continued)

In certain cases the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of December 31, 2009 are as follows:

	Fair Value Measurements		
	Level 1	Level 2	Level 3
U.S. Treasury notes	$ 1,492,688	$ -	$ -
	$ 1,492,688	$ -	$ -

5. Property and Equipment, Net

At December 31, 2009 the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 825,907
Furniture and fixtures	2 - 7 years	125,156
Leasehold improvements	5 years	225,999
Software	2 years	53,252
		1,230,314
Less - accumulated depreciation and amortization		917,287
Net		$ 313,027

Depreciation and amortization expense on property and equipment for the year ended December 31, 2009 amounted to $214,257.

6. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was $2,157,638 at December 31, 2009, which exceeded required net capital of $220,848 by $1,936,790. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 1.54 to 1.

7. Income Taxes

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 111,436
Deferred tax liabilities	-
Net deferred tax asset	$ 111,436

The tax effects of principal temporary differences are shown in the following table:

Net operating loss carryforward	$ 32,172
Deferred rent	16,185
Stock-based compensation	11,845
Marketable securities	8,135
Charitable contributions	9,433
Accelerated tax depreciation	33,666
	$ 111,436

The components of income tax expense (benefit) related to continuing operations are as follows:

Federal:	
Current	$ (180,964)
Deferred	(56,597)
	(237,561)
State and local:	
Current	127,831
Deferred	(41,439)
Uncertain tax expense	94,117
	180,509
Benefit from income taxes	$ (57,052)

8. Stockholders' Equity

The total number of shares of common stock that the Company has the authority to issue is 200,000 shares with a par value of $.01 per share.

9. Stock Option Plans

2005 Stock Option Plan

In 2005 The Company adopted the Pulse Trading, Inc. Employee, Director and Consultant Stock Plan (2005 Plan) under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the Company.

The maximum number of shares of stock allowable for issuance under the Plan is 6,375 shares of restricted common stock as of December 31, 2009. These options may be exercised in whole or in part at any time after the date of grant. The incentive stock option grants contain minimum exercising requirements during the grant, usually over a three year period. Failure to exercise the minimum number of options will result in the cancellation of such shares. The options are not transferable except by will or domestic relations order. The option price per share under the 2005 Plan is not less than the fair market value of the shares on the date of grant. There were no options outstanding under the 2005 Plan as of December 31, 2009. There are 1,056 options available for grant under this plan.

2002 Stock Option Plan

The Company adopted the Pulse Trading, Inc. 2002 Equity Incentive Option Plan (2002 Plan) which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. The maximum number of shares of stock allowable for issuance under the Plan is 1,500 shares of restricted common stock as of December 31, 2009. The incentive stock option grants vest over three years. Once vested, the incentive stock options can be exercised by the employee until the grant reaches its contractual term of ten years. The options are not transferable except by will or domestic relations order. The option price per share under the 2002 Plan is not less than the fair market value of the shares on the date of grant. There were no options outstanding under the 2002 Plan as of December 31, 2009. There are 575 options available for grant under this plan.

10. Profit Sharing Plan

The Company has a qualified defined contribution profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The Company makes a matching contribution of up to 4% of qualified gross wages. The Company may also make an annual discretionary profit sharing contribution to the plan. The Company's contributions to the plan totaled $239,382 for the year ended December 31, 2009.

11. Commitments and Contingencies

Operating Leases

The Company has various non-cancelable operating leases on facilities and automobiles with monthly base payments of $47,335 per month, as well as pro-rata shares of related service charges, as applicable. These leases expire through March 2014.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2010	$ 536,610
2011	433,938
2012	191,416
2013	42,987
2014	10,864
	$ 1,215,815

Rent expense for the year ended December 31, 2009 was $598,201.

Legal Matters

From time to time the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

12. Subsequent Events

Subsequent events were evaluated through February 25, 2010, which is the date the financial statements were available to be issued.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
As of December 31, 2009

Total stockholders' equity qualified for net capital	$	3,281,878
Deductions and/or changes:		
Nonallowable assets:		
Receivable from research brokers		2,500
Property and equipment, net		313,027
Prepaid expenses		632,142
Deposits		170,187
		1,117,856
Haircut		6,384
Net capital	$	2,157,638
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Accounts payable	$	1,529,205
Accrued expenses and other current liabilities		1,648,496
Uncertain tax liability		94,117
Deferred rent		40,905
Total aggregate indebtedness	$	3,312,723
Computation of basic net capital requirement:		
Minimum net capital required	$	220,848
Excess net capital	$	1,936,790
Excess net capital at 1,000 percent	$	1,826,366
Ratio of aggregate indebtedness to net capital		1.54 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1 (Continued)
As of December 31, 2009

Reconciliation with Company's computation of net capital (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,586,148
Audit adjustment to cash	(148,027)
Audit adjustment to other receivables	42,212
Audit adjustment to accounts payable	(326,372)
Audit adjustment to accrued liabilities	110,390
Audit adjustment to third party research accruals	(122,839)
Audit adjustment to deferred rent	(1,193)
Audit adjustment to deferred income taxes	111,436
Audit adjustment to uncertain tax liability	(94,117)
Net capital per above	$ 2,157,638

PULSE TRADING, INC.

Schedule II: Computation of Determination of Reserve
Requirement Pursuant to Rule 15c3-3
As of December 31, 2009

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (i).


Certified Public Accountants & Business Advisors


1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Pulse Trading, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pulse Trading, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries to checks cleared by a financial institution noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers to a monthly investment gain / loss schedule prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers to an income statement for the period April 1, 2009 to December 31, 2009 supporting the adjustment noting no differences. We also obtained a monthly investment gain / loss schedule prepared by the Company noting no differences to the adjustment reflected in Form SIPC-7T; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 25, 2010

PULSE TRADING, INC.

Schedule of SIPC General Assessment Payments
December 31, 2009

Form SIPC - 7T

Date Filed	Amounts Paid	Period
January 20, 2009	$ 150.00	January 1, 2009 to March 31, 2009
August 11, 2009	15,057.28	January 1, 2009 to June 30, 2009
February 23, 2010	480.35	April 1, 2009 to December 31, 2009
February 24, 2010	87,211.61	April 1, 2009 to December 31, 2009
February 25, 2010	(32,019.58)	April 1, 2009 to December 31, 2009
	$ 70,879.66	


CCR
Certified Public Accountants & Business Advisors


1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 fax
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Pulse Trading, Inc.** for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 25, 2010

PULSE TRADING, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


CCR

Certified Public Accountants & Business Advisors